09055858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 27 2009

SEC FILE NUMBER
8- 24971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaport Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 31st Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Madden, Daniel
(Name – *if individual, state last, first, middle name*)

29 Langdon Avenue (Address) Irvington (City) NY (State) 10533 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore Weisberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaport Securities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CHARLES KING
Notary Public
State of New York
No. [illegible]
Qualified in [illegible] County
Commission Expires 7-24-10

Notary Public

Signature

President
Title

ON THIS 26TH DAY OF FEB, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I, THEODORE P. WEISBERG, swear that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the Firm of SEAPORT SECURITIES CORP., as of December 31, 2008, are true and correct. I further swear that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

THEORORE P. WEISBERG
President

CHARLES KING
Notary Public
State of New York
No. 01KI4
Qualified in New York County
Commission Expires 7-29-10

ON THIS 26TH DAY
FEB, 2009

Notary Public

Pursuant to NYSE Rule 418.15, all financial statements and operational reports have been or will be made available to all members or allied members of our organization.

Theodore Weisberg
President – Member

Debbie Zoldan
Chief Compliance Officer – Allied Member

SEAPORT SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2008

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT

SEAPORT SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2008

Table of contents

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT
29 LANGDON AVENUE
IRVINGTON, NEW YORK 10533-2615

(914) 591-1033
FAX: (914) 591-3033
dm@maddencpa.com

Report of the Independent Accountants

The Board of Directors
Seaport Securities Corporation

We have audited the accompanying statement of financial condition of SEAPORT SECURITIES CORPORATION as of December 31, 2008, and the related statements of income, statement of changes in corporation capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements, referred to above, present fairly, in all material respects, the financial position of SEAPORT SECURITIES CORPORATION as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic Financial Statements, taken as a whole. The information contained in the Supplemental Information "Computation of Net Capital Under SEC Rule 15c3-1" and "Reconciliation to the FOCUS Report" is presented for the purposes of additional analysis and not a required part of the basic Financial Statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic Financial Statements and, in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

Respectfully submitted,

Daniel Madden

Certified Public Accountants

Irvington, NY
February 18, 2009

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT
29 LANGDON AVENUE
IRVINGTON, NEW YORK 10533-2615

(914) 591-1033
FAX: (914) 591-3033
dm@maddencpa.com

The Board of Directors
Seaport Securities Corporation
60 Broad Street
New York, New York 10004

Dear Directors:

We have examined the financial statements of Seaport Securities Corporation for the period ended December 31, 2008, and have issued our report thereon dated February 18, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We, also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3(k)(2)(b). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal account control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Seaport Securities Corporation, taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15 c3 -3 (k)(2)(b).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

In the light of the foregoing comment, we declare that we found no material inadequacies in your accounting system, internal accounting control and procedures for safeguarding securities. Further, that no material differences existed between our computation of your net capital, and your corresponding Focus Report Part HA filing. This report recognized that it is not practical in an organization the size of Seaport Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by us in the conduct of our examination.

Respectfully submitted,

Certified Public Accountants

Irvington, NY
February 18, 2009

Seaport Securities Corporation
Statement of Financial Condition
at December 31, 2008

ASSETS:	
U.S. Treasury Bills	$ 680,694
Money Market Funds	7,800,319
Accrued Commissions & Floor Brokerage Receivable	245,249
Prepaid Expense & Other Receivables	22,300
Other Securities	1,768,493
Total Assets	$ 10,517,055
LIABILITIES AND SHAREHOLDERS' EQUITY:	
LIABILITIES	
Accounts Payable and Accrued Expenses & Taxes	$ 315,390
Subordinated Loans	250,000
Total Liabilities	565,390
SHAREHOLDERS' EQUITY	
Common Share, no par value -	
Authorized 200 shares;	
Issued and outstanding 100 shares	$ 100
Additional paid in capital	14,400
Retained earnings	10,016,608
Less:	
Common Share Held in Treasury	(79,443)
Total Shareholders' Equity	9,951,665
Total Liabilities and Shareholders' Equity	$ 10,517,055

The accompanying notes are an integral part of these Financial Statements.

Notes to Statement of Financial Condition
as of December 31, 2008

Note 1: Organization and Significant Accounting Policies.

Organization — Seaport Securities Corporation (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange, Inc. (the "NYSE.")

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates.

Cash and Cash Equivalents — For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Receivable from and Payable to Customers — Customer securities transactions are recorded on a settlement date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers — Receivables from brokers and dealers include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fail to deliver"), deposits paid for securities borrowed, margin deposits and net receivables arising from unsettled trades. Payable to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive"), deposits received for securities loaned and net payables arising from unsettled trades.

Notes to Statement of Financial Condition (cont'd)
as of December 31, 2008

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Estimated Fair Value of Financial Instruments — The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and affiliated companies and other liabilities to be reasonable estimates of fair value.

Income Taxes — The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the statement of financial condition date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. The Company has no deferred tax assets as of December 31, 2008.

New Accounting Standards — On February 3, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 123(R)-4, *Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event*. FSP 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. An entity must recognize a share-based liability equal to the portion of the award attributed to past service, multiplied by the award's fair value on that date for an option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring. FSP 123(R)-4 was effective for the Company in the first quarter of 2006.

Notes to Statement of Financial Condition (cont'd)
as of December 31, 2008

Upon adoption, the Company must retroactively restate prior periods for the change. The Company has not issued any options or similar instruments as employee compensation that allow for cash settlement upon the occurrence of a contingent e vent that would require a change under the FSP. Therefore, the Company does not believe this FSP will have an impact on its results of operations or financial condition.

In June 2005, FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*. This statement supersedes APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. The statement requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement.

Note 2: Commitments:

The Firm is on a lease for its office space, which began March 1, 2000 and ending March 30, 2010, at a charge of $69,716 per annum. The Firm can terminate after five years (February 28, 2006) after meeting certain conditions.

Note 3: Pension Plan:

The Company has a defined benefit pension plan covering certain full-time eligible employees. Pension costs are actuarially determined and the Company makes annual contributions to the Plan equal to the amount accrued for pension expenses.

Note 4: Income Taxes:

The Company is a subchapter "S" corporation under the Internal Revenue Code, does not pay Federal income taxes at the entity level and accordingly, only State and City taxes are accrued.

Note 5: Net Capital Requirements:

The capital ratio, as independently computed by our auditors, was 7% versus an allowable maximum of 1500% under the rules of the Securities and Exchange Commission. The Firm's net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission was $100,000, whereas the net capital as computed was $9,185,809 leaving $9,085,809 capital in excess of requirements.

Note 6: Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the Firm is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Firm's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Firm introduces these transactions for clearance to another broker/ dealer on a fully disclosed basis.

The Firm's exposure to credit risk associates with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to such non-performance by its customers. The Firm seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's statement of financial condition as of December 31, 2008, pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's office and at the Regional Office of the Securities and Exchange Commission.

Seaport Securities Corporation
Statement of Income
at December 31, 2008

INCOME:		
Commission Income	$	3,025,995
Interest		404,275
Floor Brokerage		225,745
Dividend Income		134,840
Other		(197)
Fees		13,184
Total Income:		3,803,842
EXPENSES:		
Salaries and Employee Benefits		2,282,860
Commission and Floor Brokerage		484,613
Clearance		231,664
Pension Plan Contribution		171,403
Rent		96,722
Tickers and Quotes		95,568
Taxes, other than Income Taxes		85,650
Stationary, Supplies and Postage		43,953
Telephone		40,026
Promotional		34,469
Professional Fees		34,082
Other		36,791
Insurance		24,262
Interest — Subordinated Loan		25,000
Advertising		6,407
Interest		39
Operating Expenses:		3,693,509
Income Before Other Income and Provision for Income Taxes		110,333
Other Income		
Gain on Disposition of Marketable Equity Securities		354,084
Unrealized Losses on Marketable Equity Securities		(3,776,092)
Total Other Income		(3,422,008)
Less: Provision for Income Taxes		42,461
Net Income	$	(3,354,136)

The accompanying notes are an integral part of these Financial Statements.

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT

Seaport Securities Corporation
Statement of Changes in Shareholders' Equity
at December 31, 2008

	Treasury Stock	Common Stock No Par	Additional Paid-in Capital	Retained Earnings	Shareholders' Equity
Balances: Beginning Jan. 1, 2008	$ (79,443)	$ 100	$ 14,400	$ 13,386,594	$ 13,321,651
Add:					
Net Income				(3,354,136)	(3,354,136)
Deduct:					
Distributions				(15,850)	(15,850)
Ending Dec. 31, 2008	$ (79,443)	$ 100	$ 14,400	$ 10,016,608	$ 9,951,665

The accompanying notes are an integral part of these Financial Statements.

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT

Seaport Securities Corporation
Statement of Cash Flows
at December 31, 2008

Increase (Decrease) in Cash:		
Cash Flows from Operating Activities:		
Net Income	$	(3,354,136)
(Increase) Decrease in Operating Assets:		
Purchase U.S. Treasury Bills		(489,753)
(Increase) in Money Market Funds		(390,983)
Decrease in Commissions Receivable		111,930
(Increase) in Prepaid Assets & Other Receivables		(12,963)
(Decrease) in Other Assets		4,180,310
Increase (Decrease) in Operating Liabilities:		
(Decrease) in Accounts Payable and Accrued Expenses		(28,555)
Net Cash Used by Operations		15,850
Cash Flows from Investing Activities:		
Net Cash Provided by Investing Activities		-
Cash Flows from Financing Activities:		
Distributions:		(15,850)
Net Cash used by Financing Activities		(15,850)
Change in Cash		-
Cash at the Beginning of Year		-
Cash at End of Year	$	-

Seaport Securities Corporation
Statement of Changes in Liabilities Subordinated at December 31, 2008
For the Year Ended December 31, 2008

Balance January 1, 2008	$250,000
Change in Liabilities Subordinated to the Claims of General Creditors	-
Balance December 31, 2008	$250,000

The accompanying notes are an integral part of these Financial Statements.

Seaport Securities Corporation

Supplemental Information

Seaport Securities Corporation
Computation of Net Capital Under S.E.C. Rule 15c3-1
at December 31, 2008

CREDIT ITEMS:		
Capital Stock		$ 100
Additional Paid-in Capital		14,400
Retained Earnings	$ 10,016,608	
Less: Treasury Stock	(79,443)	9,937,165
Subordinated Loans		250,000
		10,201,665
DEBIT ITEMS:		
Other Assets	(21,830)	
Capital Charges Pursuant to Rule 15c3-1:	(994,026)	
		(1,015,856)
NET CAPITAL		9,185,809
Less: Minimum Net Capital Requirements:		
Greater of 6 2/3% of aggregate or $100,000 whichever is greater		100,000
Capital in excess of Minimum Requirements		$ 9,085,809
Aggregate Indebtedness (a):		
Accrued Expenses and Accounts Payable	$ 315,390	
Divided by: Net Capital	$ 9,185,809	
Aggregate Indebtedness Percentage	3.43%	

(a) There were no contingent liabilities disclosed during the course of our audit.

Seaport Securities Corporation
Reconciliations of Net Capital to Focus Report
at December 31, 2008

Capital per Focus	$ 9,185,809
Increase in Liability	-
Net Capital per Report	$ 9,185,809

The accompanying notes are an integral part of these Financial Statements.

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT